Exhibit 21.1 Subsidiaries

Subsidiaries	State of Incorporation

NetView Technologies, Inc. (100% owned)	Texas
NewbridgeTechnologies, Inc.	Texas
TanSeco Systems, Inc.	Delaware
Secure Voice Communications	Florida